FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
Commission File Number: 001-33068
ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant’s name into English)
Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX
Attached hereto as Exhibit 99.1 is updated information regarding industry conditions, which has been prepared by Doll Shipping Consultancy (“DSC”), an independent United Kingdom-based company providing market analysis and strategic planning services to the shipping industry. All the information and data contained in Exhibit 99.1, including the analysis of the various sectors of the shipping industry, has been provided by DSC and is the sole responsibility of DSC. DSC bases its analysis on information drawn from published and private sources. DSC has advised us that (1) some industry data included in Exhibit 99.1 is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, (2) the published information of other maritime data collection experts may differ from this data, and (3) while DSC has taken reasonable care in the compilation of the industry statistical data and believe them to be correct, data collection is subject to limited audit and validation procedures.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED (registrant)
By:	/s/ Felipe Menendez Ross
	Name:	Felipe Menendez Ross
	Title:	Chief Executive Officer

Dated: December 20, 2010